UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                                )*

HARLEYSVILLE GROUP INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

412824104
(CUSIP Number)

Harleysville Mutual Insurance Company
355 Maple Avenue
Harleysville, PA 19438
Attention:  Robert A. Kauffman
Telephone: 215-256-5173
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 412824104

1	NAME OF REPORTING PERSONS: Harleysville Mutual Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,526,445
	9	SOLE DISPOSITIVE POWER 14,526,445
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,526,445
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 53.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 412824104

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, $1.00 par value (the “Shares”), of Harleysville Group Inc., a Delaware corporation (the “Company” or “Issuer”).  The Company’s principal executive offices are located at 355 Maple Avenue, Harleysville, Pennsylvania 19438.

Item 2. Identity and Background

(a) - (c) and (f).  This Schedule 13D is being filed by Harleysville Mutual Insurance Company, a Pennsylvania mutual insurance company (“Harleysville Mutual” or “Reporting Person”).  Harleysville Mutual operates together with the Company in underwriting personal and commercial insurance coverages.  The address of its principal place of business and of its principal office is 355 Maple Avenue, Harleysville, Pennsylvania 19438.  The name, residence or business address, citizenship and present principal occupation of each executive officer and director of Harleysville Mutual is set forth in Annex A hereto.

(d) - (e).  During the last five years, neither Harleysville Mutual nor, to the best of its knowledge, any person listed in Annex A hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

On September 28, 2011, the Company and Harleysville Mutual, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nationwide Mutual Insurance Company, an Ohio corporation (“Nationwide Mutual”), and Nationals Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Nationwide Mutual (“Merger Sub”).  The Merger Agreement provides for the merger of Harleysville Mutual with and into Nationwide Mutual, with Nationwide Mutual continuing as the surviving entity (the “Parent Merger”), and, immediately thereafter, the merger of Merger Sub with and into the Company (the “Subsidiary Merger”), with the Company surviving as a wholly-owned subsidiary of Nationwide Mutual.

Pursuant to the Merger Agreement, at the effective time of the Subsidiary Merger, holders of the Company’s Shares, other than the Shares held by Harleysville Mutual and any Shares for which holders have perfected appraisal rights under applicable Delaware law, will be entitled to receive a cash payment of $60 per share.  At the effective time of the Parent Merger, Harleysville Mutual policyholders will become policyholders of Nationwide Mutual.  Following the effective time, the Shares of the Company will no longer be registered under the Securities Exchange Act of 1934, as amended, or listed on the NASDAQ Global Select Market.  The Subsidiary Merger and Parent Merger are subject to customary conditions, including the adoption of the Merger Agreement by the Company’s stockholders and the members of Harleysville Mutual and the receipt of certain regulatory approvals as set forth in the Merger Agreement.  The Merger Agreement contains certain termination rights for each of Nationwide Mutual, Harleysville Mutual and the Company.

The Merger Agreement also restricts the Company from declaring or paying any dividends, except for the already declared third quarter dividend paid on September 30, 2011. The Merger Agreement also provides that the directors of Merger Sub will be the directors of the Company immediately following the effective time of the Subsidiary Merger.

Also on September 28, 2011 and in connection with the execution of the Merger Agreement, Harleysville Mutual entered into a Stockholder Voting Agreement with an irrevocable proxy (the “Voting Agreement”) with Nationwide Mutual, pursuant to which, among other things, Harleysville Mutual agreed to vote the 14,526,455 Shares it currently owns of record, as well as any Shares it may thereafter acquire, in favor of the approval of the Merger Agreement and the transactions contemplated thereby at the meeting of the stockholders of the Company to be called in connection with the Subsidiary Merger.  The Voting Agreement will terminate upon the earlier of (i) the effective time of the Parent Merger and the Subsidiary Merger, and (ii) the termination of the Merger Agreement in accordance with its terms.
Except as set forth above, neither Harleysville Mutual nor, to the best of Harleysville Mutual’s knowledge, any of the persons listed in Annex A hereto have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the transactions contemplated by the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to such agreements, copies of which are attached as exhibits hereto and incorporated herein by reference.

To the best of Harleysville Mutual’s knowledge, this Item 4 does not apply to any person named in Annex A hereto.

Item 5. Interest in Securities of the Issuer

(a)  Harleysville Mutual beneficially owns 14,526,445 Shares of the Company.  Such Shares represent approximately 53.5% of the outstanding Shares (based upon the 27,171,123 shares reported by the Company to be issued and outstanding as of September 26, 2011 in the Merger Agreement).  The aggregate number and percentage of Shares beneficially owned by each executive officer and director of Harleysville Mutual is set forth in Annex A hereto.

(b)  By virtue of the Voting Agreement, Harleysville Mutual shares voting power with respect to the 14,526,445 Shares subject to the Voting Agreement with Nationwide Mutual.  Harleysville Mutual has sole dispositive power with respect to the 14,526,445 Shares.  To the best of Harleysville Mutual’s knowledge, this Item 5(b) does not apply to any person named in Annex A hereto.

(c) Except as described above in Item 4 or in this Item 5(c), during the past sixty days, neither Harleysville Mutual nor, to the best of Harleysville Mutual’s knowledge, any of the persons listed on Annex A has effected any transactions in the securities of the Company.  On September 30, 2011, by virtue of their prior enrollment in the Company’s Dividend Reinvestment Plan (the “DRIP”), the following executive officers and directors of Harleysville Mutual automatically acquired shares of Common Stock in the amounts set forth next to their names:  G. Lawrence Buhl (120.353 shares), Beth A. Friel (108.551 shares), Michael L. Lapeyrouse (0.966 shares), Theodore A. Majewski (45.576 shares), Jerry S. Rosenbloom (284.655 shares), and William W. Scranton (149.046 shares).  Pursuant to the DRIP, the purchase price for the shares of Common Stock purchased from the Company was $37.172 per share, representing the average of the closing prices of the Common Stock for the five trading days preceding the dividend payment date.

(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated by reference and set forth as exhibits hereto, neither Harleysville Mutual nor, to the best of Harleysville Mutual’s knowledge, any of the persons named in Annex A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:
Agreement and Plan of Merger, dated as of September 28, 2011, by and among Nationwide Mutual Insurance Company, Nationals Sub, Inc., Harleysville Group Inc. and Harleysville Mutual Insurance Company (incorporated by reference to Exhibit 2.1 to the Current Report on 8-K of Harleysville Group Inc. dated September 28, 2011, filed with the Commission on September 30, 2011).

Exhibit 2:
Stockholder Voting Agreement, dated as of September 28, 2011, by and between Nationwide Mutual Insurance Company and Harleysville Mutual Insurance Company (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K dated September 28, 2011, filed with the Commission on September 30, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARLEYSVILLE MUTUAL INSURANCE COMPANY
Date: November 10, 2011	By:	/s/ Robert A. Kauffman
Robert A. Kauffman
Senior Vice President, Secretary, General Counsel & Chief Compliance Officer

Annex A

EXECUTIVE OFFICERS AND DIRECTORS OF HARLEYSVILLE MUTUAL INSURANCE COMPANY

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Harleysville Mutual is set forth below.  Unless noted below, the principal business address of each of the executive officers and directors is 355 Maple Avenue, Harleysville, Pennsylvania 19438.  Each executive officer and each director of Harleysville Mutual is a citizen of the United States.

Executive Officers:
Name	Position/Present Principal Occupation or Employment Name and Business Address	Aggregate Number of Shares Beneficially Owned/Percentage
Michael L. Browne	President & Chief Executive Officer	451,214 (1.64%)
Arthur E. Chandler	Senior Vice President & Chief Financial Officer	58,321 (0.21%)
Allan R. Becker	Senior Vice President & Chief Actuary	36,487 (0.13%)
Thomas E. Clark	Senior Vice President, Field Operations	61,504 (0.23%)
Mark R. Cummins	Executive Vice President, Chief Investment Officer & Treasurer	131,018 (0.48%)
Beth A. Friel	Senior Vice President, Human Resources	16,224 (0.06%)
Arnold F. Herenstein	Senior Vice President & Chief Information Officer	0 (0.00%)
Robert A. Kauffman	Senior Vice President, Secretary, General Counsel & Chief Compliance Officer	45,144 (0.17%)
Theodore A. Majewski	Senior Vice President, Personal Lines; President and Chief Operating Officer of Harleysville Life Insurance Company	42,273 (0.16%)
Kevin M. Toth	Senior Vice President & Chief Underwriting Officer	48,716 (0.18%)

Directors:
Name	Position/Present Principal Occupation or Employment Name and Business Address	Aggregate Number of Shares Beneficially Owned/Percentage
W. Thacher Brown	Director	53,035 (0.20%)
Michael L. Browne	Director	451,214 (1.64%)
G. Lawrence Buhl	Director	3,000 (0.01%)
Nicholas DeBenedictis	Director	20,061 (0.07%)
Ellen M. Dunn	Director	0 (0.00%)
Michael L. Lapeyrouse	Director	5,095 (0.02%)
Jerry S. Rosenbloom	Director	40,943 (0.15%)
William W. Scranton, III	Chairman	14,583 (0.05%)
William E. Storts	Director	19,983 (0.07%)